Exhibit 8.1

List of Subsidiaries of Lianluo Smart Limited

Subsidiary Name	Jurisdiction of Incorporation
Beijing Dehaier Medical Technology Company Limited	China
Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd.	China